Exhibit 99.1

Hello,

My name is Maya Shah, and I’m an appraiser here at Masterworks.

Our latest offering is a painting by Cecily Brown, titled “xDxoxnx’xtx xBxrxixnxgx xLxuxlxux.” Created in 2012, the painting represents Brown’s signature style of figurative abstraction, one of the most sought after segments of her market.

As one of the most influential contemporary artists working today, Cecily Brown has continued to be a force at auction. In 2021, Brown ranked among the top 60 artists globally, with an annual auction turnover totalling over $29 million. In the first half of 2022 alone, the artist has seen a turnover of $19 million at auction.

To provide investment quality offerings, our acquisitions team is actively sourcing works by Cecily Brown and has been offered nearly 100 pieces from around the world, some of which have achieved prices in excess of $6 million. Of the works reviewed by Masterworks, we have carefully chosen 5 to be offered on our platform.

The artist’s large-scale, figurative abstractions created after 2000 account for 6 of Brown’s top 10 auction records. These include “Angie” created in 2005, which sold for almost $6 million in May of 2022 at Phillips, New York and “When Time Ran Out” created in 2016, which sold for the US dollar equivalent of $4.2 million in March of 2022 at Phillips, London.

Prices achieved for paintings by Cecily Brown, which are similar to the Offering, have increased at an estimated annualized appreciation rate of 21.9%.